Mail Stop 3561

August 27, 2007

Frederick W. Bogdan
General Counel
MSCI Inc.
88 Pine Street
New York, New York 10017

> **Re:** **MSCI, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 31, 2007**
> **File No. 333-144975**

Dear Mr. Bogdan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with any graphics before printing the red herrings. We may have comments upon review.

The Company, page 1

2.   Revise the fourth paragraph to disclose also the net income for each of the periods discussed.

3.   If any of the increase you disclose was due to acquisitions and not internal growth, please
        break out the figures to disclose that.

Summary Consolidated Financial and Other Data, page 11

4.   We note that you present EBITDA because you believe it to be a measure investors use
        to evaluate companies that have substantial amortization of intangible assets. This is not
        a substantive reason specific to you that justifies the use of EBITDA. While EBITDA
        may be used by investors as a measure of operating performance, footnote 44 of FR-65
        states this cannot be the sole support for presenting a non-GAAP financial measure. In
        this regard, your presentation of EBITDA does not meet conditions of use specified in
        Item 10(e)(1)(i)(c) of Regulation S-K. Therefore, please revise your document to
        eliminate the presentation of EBITDA.

Our cost of funding will increase, page 25

5.   Quantify your lower credit rating and liquidity if known or if you have internal estimates
        consider disclosing them so that investors can judge how important this risk factor is.

Use of Proceeds, page 33

6.   We note that on July 19, 2007 you paid a dividend of $973 million to Morgan Stanley
        and Capital Group International. This dividend was comprised of $325 million in cash
        and $648 million in demand notes. Additionally, you plan to enter into a new credit
        facility prior to the completion of the offering, which will be used to make payment in
        full of the $625.9 million demand notes payable to Morgan Stanley, and you intend to use
        the net proceeds from this offering to pay down a portion of this facility. In this regard,
        please revise your filing to include a pro forma balance sheet alongside the Company's
        historic balance sheet for the most recent interim period presented giving effect to these
        dividends, without consideration to any offering proceeds that will be required to pay this
        dividend. The liabilities section of your balance sheet should provide separate line item
        disclosures for the following:
        - Dividend Payable in Cash
        - Dividend Payable from Offering
        - Dividend Payable from Credit Facility
        Further, please revise to reduce your total consolidated equity by the $973 million
        dividend payable to Morgan Stanley and "CGI." The dividend should be disclosed as a
        separate line item within the equity section of your balance sheet.

7.   Additionally, please provide pro forma earnings per share for the last fiscal year and
        interim period giving effect to the increase in the number of shares whose proceeds
        would be necessary to pay the dividend (but only the amount that exceeds the current

year's earnings.) You should provide the following pro-forma data directly below your historical results on the face of your financial statements:

- Pro-forma EPS
- Pro-forma Weighted Average Shares

For further guidance, refer to the requirements of SAB Topic 1:B:3.

8.   In addition to the aforementioned disclosures, you should revise your filing to describe effects of the dividend on your pro-forma presentations for both the balance sheet and statements of operation. This information should be presented within a separate note to your financial statements and include, but not be limited to, the assumptions used to arrive at the number of shares, IPO price, interest rate for the credit facility and any computations thereof.

9.   Your Summary of Consolidated Financial and Operating Data on pages 10 and 11 should also be revised to give effect to aforementioned pro forma adjustments, in detail. For further guidance, refer to the requirements of SAB Topic 1:B:3.

10.   Please also present a second pro-forma earnings per share adjusted to show the impact, on earnings, of the interest on your debt (using the same denominator determined above.) Refer to Article 11-01(a)(8) of Regulation S-X.

Results of Operations, page 50

11.   A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts, some of which is already included in tables. In addition, while you discuss certain factors to which changes are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. We believe your disclosures could be improved and made much more user-friendly and clear by:

- increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
- using additional tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
- ensuring that all material factors are quantified and analyzed; and
- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

New MSCI Omnibus Incentive Plan, page 81

12.   It is unclear how you determine the award amount of each component of the incentive
        plan. While your disclosure indicates that performance grants and cash awards use
        performance measures or objectives, you do not indicate how award amounts are
        calculated with respect to the performance that is taken into account for determining the
        compensation. Please revise your disclosure to describe how you determine the award
        amounts, explaining how each component amount is determined and discussing, if
        applicable, whether payments are allocated between the components addressing the
        factors considered and the relative significance or weight accorded to each factor. Please
        refer to Item 402(b)(1)(v) of Regulation S-K.

13.   Furthermore, please revise your disclosure to provide the performance measures
        considered to determine the amount payable under your performance based incentive
        compensation. Disclose the specific company financial goals, key operating drivers and
        the individual performance objectives used to determine incentive amounts and how your
        incentive awards are specifically structured around such performance goals and
        individual objectives. To the extent you believe that disclosure of this information would
        result in competitive harm such that the information could be excluded under Instruction
        4 to Item 402(b) of Regulation S-K, please provide us with your analysis using the
        standard you would use if requesting confidential treatment and revise your disclosure to
        discuss how difficult it would be for the named executive officers to meet those goals or
        how likely it will be for the company to achieve the undisclosed target levels. General
        statements regarding the level of difficulty, or ease associated with achieving
        performance goals, are not sufficient. In discussing how difficult it will be for an
        executive or how likely it will be for you to achieve the target levels or other factors, you
        should provide as much detail as necessary without providing information that would
        result in competitive harm. You should provide insight into the factors considered by the
        compensation committee prior to the awarding of performance-based compensation.

14.   Also, if there are significant disparities in the equity grants discussed on page 85 please
        explain the reasons for the disparity.

Product Sales, page 89

15.   Please revise to clarify whether these discounts will continue.

Revenue Recognition, page F-9

16.   You state that license fees on energy and commodity index analytics products are
        recorded as revenue upon delivery. In this regard, please revise your filing to disclose
        when you consider delivery of these products to be finalized and how you meet all of the
        SAB 104 criteria at point of delivery. Your response should include a detailed SAB 104
        analysis.

17.   You state that you are paid a fee based on the products, asset under management, or contract volume, and that those fees are recognized as they are earned. Please revise to clarify when you consider the fees to be earned and how you meet all of the SAB 104 criteria.   In addition, please address multiple-element transactions with customers, including the policy for how the elements are determined and valued.

Changes in Estimates, page F-10

18.   You state that the changes made to your client account receivables systems and processes resulted in improved collections and led to a review your methodology for estimating allowance for collectible accounts. In this regard, you treated the changes in the provision as a change in estimate. However, a change in accounting estimate, as noted in paragraph 2(d) of SFAS 154, results from new information as compared to factors that previously existed, which are defined as an error in paragraph 2(h) of SFAS 154. Although a new system may enable you to track receivables more effectively and improve your collections, the lack of reliable information from a prior system does not result in a change in accounting estimate upon receipt of better information from the new system. Further, it does not appear the change was a result of new external information or changes in circumstances surrounding the quality of your client's credit history or specific receivables. Accordingly, the number of doubtful accounts that existed at each of the previous balance sheet dates does not appear to have changed. Instead, your use of the facts that existed at the time the financial statements were prepared, such as your visibility as well as your ability to identify and track uncollectible accounts, was enhanced. Therefore, it appears that this situation should be accounted for as a correction of an error under SFAS 154. As such, please revise to restate your financial statements, and provide disclosure required by paragraph 26 of SFAS 154 or advise, as appropriate.

Deferred Revenue, page F-11

19.   We note deferred revenues include amounts billed or payments received in advance of performing the services. It appears that unearned revenue billed but not collected, and the associated accounts receivable, should not be recognized on your balance sheet as these amounts do not meet the definitions of liabilities and assets, respectively. Please revise to net these amounts so they do not appear in the financial statements. Unearned revenue that has been collected should continue to be recognized as a liability.

Note 7- Contribution, page F-17

20.   We note that the net assets of Barra Inc. represent approximately 80% of the total net assets of MSCI on November 30, 2004 and that Barra's revenues appear significant to MSCI. As such, it appears that Barra, Inc. may be a predecessor entity to MSCI as defined under Article 405 of Regulation C. If this is the case, it appears you should

revise your filing to include the financial statements of Barra (the predecessor entity), for the period of December 1, 2003 through June 3, 2004, as required by Rules 3-05 and 1-02(w) of Regulation S-X. Alternatively, you may comply with the requirement to provide three years of audited financial statements by providing audited interim financial statements as of May 31, 2007.

21. We note $25.9 million of the $808 million in Barra net assets contributed consisted of customer relationship intangibles with an 11.5 year life. Please tell us how this fair value and useful life of this intangible were determined, including the significant assumptions used. Please be detailed in your response.

General

22. The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

23. Please provide a currently dated signed consent from the independent public accountant in the amendment.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy

and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3412 with any other questions.

Sincerely,

Amanda McManus
Branch Chief